ADVANCING TO PRODUCTION NEWS RELEASE	TSX-V: POM, American Stock Exchange: PLM 2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com 06-18

POLYMET AND MINNESOTA POWER AGREE ON LONG-TERM ENERGY CONTRACT

Vancouver, British Columbia, December 12, 2006 - PolyMet Mining Corp. (TSX-V: POM; AMEX: PLM) (“PolyMet”) announced today that it has reached agreement with Minnesota Power, a division of ALLETE, Inc. (NYSE:ALE) whereby Minnesota Power will provide all of PolyMet’s electric service needs at its NorthMet project through 2018. NorthMet, 100%-owned by PolyMet, comprises a copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

PolyMet plans to begin commercial operations at NorthMet by late 2008, pending completion of financing arrangements and receipt of regulatory approvals.

Once fully operational, it is anticipated that PolyMet will require approximately 70 megawatts of electric power, becoming one of Minnesota Power’s larger industrial customers. PolyMet’s energy requirement will be supplied from Minnesota Power’s base load generating facilities under the regulated contract.

The PolyMet electric service agreement will require the approval of the Minnesota Public Utilities Commission.

“Growing our energy business is a primary goal of ALLETE’s strategic plan so this is a terrific development for us,” said Don Shippar, ALLETE Chairman, President and CEO. “The working relationship and resulting service agreement we have developed with a new, large industrial customer like PolyMet confirms Minnesota Power’s ability to reliably meet the region’s growing energy needs in a responsible, cost-effective manner.”

William Murray, President and CEO of PolyMet commented, “Securing reliable, competitively priced energy is becoming an ever greater challenge for the mining industry worldwide. We are pleased that Minnesota Power is working diligently with us to ensure that we are able to proceed with development of NorthMet, once we receive operating permits.”

He continued, “The terms of this agreement provide for significant savings compared with the electric power cost assumptions in our Definitive Feasibility Study. This is another positive step as PolyMet continues with permitting and final design of NorthMet.”

* * * * *

ALLETE’s corporate headquarters are located in Duluth, Minnesota. ALLETE provides energy services in the upper Midwest and has significant real estate holdings in Florida. More information about the company is available on ALLETE’s Web site at www.allete.com.

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence commercial production anticipated in the second half of 2008.

POLYMET MINING CORP.

Per: “William Murray”
____________________________
William Murray, President
For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	djnewby@polymetmining.com

Media and Government Contact:	Investor Contact:
Warren Hudelson	Alex Macdougall
Executive Vice President	Macdougall Consultants, Ltd.
+1 (218) 245-3634	+1 (519) 887-6625
whudelson@polymetmining.com	amacdougall@polymetmining.com

     This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statement if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.